UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JULY 08, 2004                      /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         July 08, 2004

3.       PRESS RELEASE

         The press release was released on July 08, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         July 08, 2004.

                                                 /s/ Joseph Grosso
                                                 -------------------------------
                                                 Joseph Grosso, President & CEO

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                       JULY 08, 2004


                  PHASE II DRILLING INCREASES SIZE POTENTIAL OF
                         IMA'S NAVIDAD SILVER DISCOVERY

IMA EXPLORATION INC. (IMA-TSX.V, IMXPF-OTC.BB) is pleased to announce results of the first 11 drill holes from the ongoing Phase II drill program at the Company's 100% owned Navidad Project. To date about 4500 metres (m) have been drilled in 24 drill holes testing several targets outside of the Galena Hill deposit where an Indicated Resource of 207 million ounces of silver (63.6 Million tonnes grading 101 g/t silver and 1.76% lead) has been identified (see May 25, 2004 release).

Drilling at Navidad Hill returned excellent intersections of 104.6M OF 126G/T SILVER including 35.5M OF 295 G/T SILVER from hole NV04-54, which adds significant additional width to the northwest trending mineralized zone at Navidad Hill (see attached map for drill hole locations and the attached table for a summary of drill results). Eight new drill holes have been collared to date at Navidad Hill testing potential both along strike and to increase the width of the known mineralized zone where previous drilling intersected 68.6m of 275g/t silver (NV03-08) and 37.8m of 475 g/t silver (NV03-07).

At the 6 km Esperanza Trend, results include 2.7M OF 831 G/T SILVER in hole 62 and 800m to the northwest hole 63 intersected 45.8M OF 94 G/T SILVER, including 4.0M OF 246 G/T SILVER. These results confirm the high grades and potential for a significant structurally controlled zone at Esperanza.

Six drill holes have been completed to date at Barite Hill. The first three holes (NV04-58 through 60) contain significant near surface intersections of galena matrix breccia similar in style to that at Galena hill, but with generally lower silver and lead values.

Two drill holes were completed at Galena Hill within the indicated resource to obtain core for metallurgical test work. These two holes (NV04-56 and 57) cored long intersections of good silver grades as expected. Quarter core for metallurgical testing has been received by PRA Laboratories in Vancouver, and testing is now underway.

Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project and has overseen all aspects of the current program.

IMA Exploration Inc. has over 10 years experience in Argentina and is focused on the exploration and development of its 100% owned Navidad discovery and its property portfolio in the region.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email, or visit the Company's web site at http://www.imaexploration.com.

IMA Exploration Inc.
News Release
July 8, 2004
Page 2


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 23

IMA Exploration Inc.
News Release
July 8, 2004
Page 3

                                 Attachment A

                    Navidad Project Phase II Drill Results



DDH         LOCATION             FROM         TO        COMPOSITE     G/T SILVER    % COPPER     % LEAD
                                  (M)         (M)       LENGTH (M)       (LWA)3       (LWA)3     (LWA)3

NV04-54     Navidad Hill         3.05       107.40        104.35          126          0.20        0.07
including                        3.05        38.50         35.45          295          0.51        0.19

NV04-55     Navidad Hill         3.00        63.60         60.60           27          0.07        0.04
including                       38.05        43.40          5.35           73          0.35        0.03

NV04-56     Galena Hill2,3      19.30       127.75        108.45          102          0.08        0.09
including                       22.50        64.50         42.00          164          0.09        0.12

NV04-57     Galena Hill2,3      35.90       170.50        134.60          181          0.01        4.71
including                       39.40        61.25         21.85          718          0.03       10.62

NV04-58     Barite Hill         12.80        41.00         28.20           37          0.00        0.80

NV04-59     Barite Hill        148.70       152.40          3.70           23          0.00        0.51

NV04-60     Barite Hill                                     no       significant      results

NV04-61     Esperanza Trend     52.50        55.50          3.00          353          0.03        0.17

NV04-62     Esperanza Trend      7.20         9.90          2.70          831          0.09        0.56

NV04-63     Esperanza Trend     31.60        77.40         45.80           94          0.01        0.25
including                       33.55        37.50          3.95          246          0.01        0.28

NV04-64     Esperanza Trend     69.20       102.10         32.90           47          0.03        0.16
including                       69.20        70.60          1.40          101          0.00        0.37
      and                       96.65       102.10          5.45          153          0.17        0.02


Notes:

1.   All length weighted averages (LWA) results are "uncut".
2.   Galena  Hill holes  drilled in order to obtain  samples  for  metallurgical testing.
3. Galena Hill results are reported as length-density weighted averages (LDWA) as sufficient data is now available to allow the calculation of model densities for each samples within the Galena Hill Deposit.
4. A table with full results to date and drill hole locations, orientations, and lengths is available at IMA's website: www.imaexploration.com
5. True thicknesses in the case of Navidad Hill are approximately 70% of the intercept length; in the case of Barite Hill they are close to 100% of the intercept length, while at Esperanza the relationship is a yet undetermined.

IMA Exploration Inc.
News Release
July 8, 2004
Page 4

                                 Attachment B




  DRILL HOLE LOCATION MAP - IMA'S NAVIDAD PROJECT, CHUBUT PROVINCE, ARGENTINA
                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


       Omitted graphic available at IMA's website: www.imaexploration.com